

PRiCER

Interim Report
January - June 2006

- **Net sales of SEK 170.3M (103.3), an increase of 65 percent**
- **Earnings after tax of SEK -37.1M (-22.6)**
- **Loss per share of SEK -0.05 (-0.04)**
- **Orders received SEK 189.6M (190.1)**
- **Gross margin decreased to 16 (22) percent**
- **Operating result of SEK -35.3M (-28.9), a decrease of 22 percent**
- **Liquid funds of SEK 29.0M (130.8)**

- **Pricer acquired the competitor Eldat Communication Ltd, Israel and undertakes a reorganization to realize synergies**
- **Pricer has sold its shares in Appulse Ltd, India**
- **Pricer has revised it's forecast for expected positive cash flow**

Significant events after the end of the period

- **Metro Cash & Carry signed first order for Pricer's new ESL generation**



Operations

The acquisition of Eldat Communication Ltd was successfully completed on August 14. This strengthens Pricer's position as the leading provider of advanced Electronic Shelf Label systems for retailers. It brings Pricer's global market share above 60 percent and further accelerates the company's ambitions in this industry. Pricer acquired 100 percent of the shares in Eldat and in exchange issued 261.8 million shares (Class B) giving the owners of Eldat 25.8 percent ownership of Pricer. The value of the transaction is about SEK 250M. In connection with the merger a reorganization is initiated in order to realize synergies between the two companies. The two offices in France will be merged and the combined resources within product development are expected to lead to more efficient use of such resources.

Pricer AB sold its 51 percent stake in Appulse Retail Software Solutions Private Limited, New Delhi, India, to the remaining owners of the company. Appulse develops software that among other applications is used in Pricer's ESL-system. The reason for the divestment is to focus more on core business, especially with the merger of Eldat. The business relation between Pricer and Appulse will continue on a professional basis.

Orders received in the second quarter amounted to SEK 29.6M (138.5) and consisted mainly of orders from the retail chain Carrefour in France. Orders in the six-month period amounted to SEK 189.6M (190.1).

The order book at the end of June amounted to approximately SEK 134M (234). The most significant orders are from Pricer's partner Ishida in Japan and Carrefour in France. The majority of Pricer's orders are in USD and EUR.

At the end of the second quarter, Pricer systems were installed in more than 1,400 stores around the world, the majority in Japan, Germany and France.

The market and market activities

In Pricer's view the ESL market trend is continuously positive. The signals from Pricer's prioritised geographical markets are distinct and a number of retail chains have either initiated projects or taken decisions to include ESL as an operational tool in their automation processes.

Metro Cash & Carry have after thorough evaluation decided to upgrade to Pricer's new ESL generation and has placed orders for about SEK 20M for deliveries during 2006. This is part of a frame agreement under final negotiations for approximately SEK 75M over three years. The intention is to replace the Pricer system that was installed in all German Cash & Carry stores as of 1997. The need for the chain to execute more efficient handling of store information required a more dynamic and versatile system. The agreement also includes installations in France and Portugal.

Pricer has been chosen as supplier to complete the ESL system roll out of Carrefour's remaining corporately owned hypermarkets in France after successful deployments in 2004 and 2005. The agreement is worth SEK 120M for more than 70 hypermarkets in France. The installations commenced in February and will be completed during the year. Deliveries to the retail chain Leclerc in France continues as part of an agreement worth about SEK 23M during 2006.

Deliveries to Japan continued to be low during the second quarter of 2006 due to earlier inventory build up at Ishida and the lack of any major roll-out in the market in the period. Orders and deliveries have, however, increased recently. The underlying demand of ESL-systems in Japan is continuously strong.

In the US, feed back from a couple of pilot installations is promising.

Net sales and result

During the second quarter net sales amounted to SEK 102.8M (52.7) and for the six-month period to SEK 170.3M (103.3), equivalent of an increase of 65 percent. Deliveries were primarily to customers in France; Carrefour and Leclerc along with Ishida in Japan.

Gross profit amounted to SEK 17.3M (11.7) and the gross margin was 17 (22) percent for the quarter. Gross profit for the six-month period was SEK 27.9M (23.0) and the gross margin was 16 (22) percent. The lower gross margin is mainly attributable to market mix of sales. A continued long term improvement of the margin is foreseen, however, the outcome is influenced by to what market sales take place and with what product mix.

Operating expenses increased to SEK 31.6M (26.2) for the quarter and SEK 63.2M (51.9) for the six-month period through expansion in most areas. Expenses have increased by 21.8 percent over same period last year and at the same time average number of employees have increased by 24 people, equal to 24.0 percent. As compared to second half of 2005 expenses have increased by 12.2 percent.

The operating result amounted to SEK -14.3M (-14.5) for the quarter and SEK -35.3M (-28.9) for the six-month period.

Net financial items amounted to SEK -0.9M (5.1) for the quarter and SEK -1.8M (6.5) for the six-month period and consisted of currency differences on liquid funds in USD. During 2005 significant positive such differences were incurred.

The net result was SEK -15.2M (-9.4) for the quarter and SEK -37.1M (-22.6) for the six-month period.

Net sales and operating result, SEK M

	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005
Net sales	102.8	52.7	170.3	103.3
Cost of goods sold	-85.5	-41.0	-142.4	-80.3
Gross profit	17.3	11.7	27.9	23.0
Gross margin	17%	22%	16%	22%
Expenses	-31.6	-26.2	-63.2	-51.9
Operating loss	-14.3	-14.5	-35.3	-28.9

Financial position

Cash flow from operating activities amounted to SEK -14.6M (-5.7) for the second quarter and SEK -26.2M (-2.7) for the six-month period. Liquid funds at June 30, 2006 were SEK 29.0M (130.8). The reduction in liquid funds is primarily explained by losses during the past 12 months amounting to about SEK 50M and working capital build up of about SEK 45M, primarily related to deliveries to and receivables from Carrefour.

The financial position of Pricer is expected to improve as a consequence of larger volumes and synergies from the acquisition of Eldat. In order to secure Pricer's continued payment capacity a bank credit facility of SEK 30M has been obtained. The improved cash flow prospect assumes that the business develops according to plans and that existing credit facilities are maintained. It is furthermore assumed that other measures are possible to secure liquid funds if the expected improved cash flow is achieved only at a later stage.

Eldat is consolidated in the Pricer Group as of August 14, 2006 and a full review of the effects will be presented in the next quarterly report. The new 261.8 million shares for the acquisition of Eldat is expected to be available to the owners before the end of August, increasing the total number of shares in Pricer to 1 016 million shares.

The working capital amounted to SEK 56.6M at June 30 as compared to SEK 58.0M at the end of the previous quarter.

Capital expenditure

Total capital expenditures, net, were SEK 11.3M (2.2) for the quarter and SEK 12.8M (4.4) for the six-month period. Investments in the period consist primarily of legal fees and expenses relating to the acquisition of Eldat and to a lesser extent of purchases of production tools, computers and office equipment partly offset by funds expected for the sale of the shares in Appulse of SEK 1.2M.

Employees

The average number of employees for the six-month period was 124 (100), including 49 (43) at Appulse Ltd and PIER AB. The number of employees as of June 30, 2006 was 73 (97), including 0 (41) at Appulse Ltd and PIER AB. It should be noted that Appulse Ltd was divested at the end of the period.

Parent company

The parent company had net sales of SEK 146.9M (105.3) in the first six-month period of the year, which included intragroup transactions of SEK 97.2M (41.4). The result before tax was SEK -28.0M (-19.3) and capital expenditures were SEK 12,6M (3.8). The parent company had liquid funds of SEK 17.5M (117.9) as of June 30, 2006.

Accounting principles

Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report of last year.

Significant events after the end of the reporting period

Metro Cash & Carry moves to Pricer's new ESL generation and has placed orders for about SEK 20M for deliveries during 2006 as part of a frame agreement under final negotiations for approximately SEK 75M over three years.

Forecast

According to Pricer, the market trend remains positive, with an increase in the total installed base and a solid interest from several major retail chains. Evaluations and negotiations with a number of chains are continuously ongoing.

The gross margin is expected to improve significantly during the second half of 2006 through reduced product costs as well as synergies from the acquisition of Eldat. Pricer Group is expected to show profit and thereby positive cash flow in 2007.

This is a revision of the earlier estimate of the Board when a positive cash flow may be reached.

Next reporting date

The interim report for January-September 2006 will be published November 9, 2006.

Sollentuna, August 23, 2006
Pricer AB (publ)

Board of Directors

(The below report is a translation of the Swedish original only for convenience)

Review report

Introduction

We have reviewed the interim report for Pricer AB (publ) for the period 2006-01-01--2006-06-30. The board of directors and the managing director is responsible for the preparation and presentation of this interim financial information in accordance with the Annual Accounts Act and IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain the level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not, in all material respects, in accordance with the Annual Accounts Act and IAS 34.

Without affecting our conclusion above, we would like to draw attention to the company's description of the financial situation under the headline financial position in the interim report.

Stockholm, August 23, 2006
KPMG Bohlins AB

Kari Falk
Authorized Public Accountant

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

***Pricer**, founded in 1991 in Sweden, is the leading supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve consumer benefit and store productivity.*

With the widest product range on the market, ESL systems of the Pricer Group are installed in approximately 3 000 stores on three continents. Customers include the second largest retail chain in the world and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer´s website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 2 2006	Q 2 2005	Half year 2006	Half year 2005	Full year 2005
Net sales	**102,8**	**52,7**	**170,3**	**103,3**	**325,8**
Cost of goods sold	-85,5	-41,0	-142,4	-80,3	-261,1
Gross profit	**17,3**	**11,7**	**27,9**	**23,0**	**64,7**
Selling and administrative expenses	-21,6	-16,9	-43,2	-34,7	-70,8
Research and development expenses	-10,0	-9,3	-20,0	-17,2	-37,4
Operating result	**-14,3**	**-14,5**	**-35,3**	**-28,9**	**-43,5**
Net financial items	-0,9	5,1	-1,8	6,5	7,3
Result before tax	**-15,2**	**-9,4**	**-37,1**	**-22,4**	**-36,2**
Tax on result for the period	0,0	0,0	0,0	-0,2	-0,2
Net result for the period	**-15,2**	**-9,4**	**-37,1**	**-22,6**	**-36,4**
Attributable to:					
Equity holders of the Parent Company	-14,9	-9,2	-35,9	-22,7	-33,0
Minority interest	-0,3	-0,2	-1,2	0,1	-3,4
Net result for the period	**-15,2**	**-9,4**	**-37,1**	**-22,6**	**-36,4**

Earnings per share, number of shares	Q 2 2006	Q 2 2005	Half year 2006	Half year 2005	Full year 2005
Earnings per share before dilution, SEK	-0,02	-0,01	-0,05	-0,04	-0,05
Earnings per share after dilution, SEK	-0,02	-0,01	-0,05	-0,04	-0,05
Number of shares, millions	754,3	668,2	754,3	614,3	684,3
Number of shares after dilution, millions	754,3	668,2	754,3	614,3	684,3

NET SALES BY GEOGRAPHICAL MARKET **Amounts in SEK M**	Q 2 2006	Q 2 2005	Half year 2006	Half year 2005	Full year 2005
Nordic Countries	4,1	2,4	5,6	4,7	8,3
Rest of Europe	80,9	24,5	123,0	33,3	169,0
Asia	15,5	19,0	37,7	57,0	134,1
Rest of the world	2,3	6,8	4,0	8,3	14,4
Total net sales	**102,8**	**52,7**	**170,3**	**103,3**	**325,8**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2006-06-30	2005-06-30	2005-12-31
Intangible fixed assets	6,4	9,8	7,7
Tangible fixed assets	8,5	9,2	8,1
Financial fixed assets	10,8	-	-
Total fixed assets	**25,7**	**19,0**	**15,8**
Inventories	28,9	28,4	14,9
Current receivables	121,2	78,8	128,2
Cash and cash equivalents	29,0	130,8	69,5
Total current assets	**179,1**	**238,0**	**212,6**
TOTAL ASSETS	**204,8**	**257,0**	**228,4**
Equity			
Shareholders' equity	111,2	160,6	149,2
Equity, minority interest	0,1	2,2	2,9
Total equity	**111,3**	**162,8**	**152,1**
Long-term liabilities	3,3	3,0	2,0
Current liabilities	90,2	91,2	74,3
Total liabilities	**93,5**	**94,2**	**76,3**
TOTAL EQUITY AND LIABILITIES	**204,8**	**257,0**	**228,4**
Pledged assets	34,7	34,6	34,6
Contingent liabilities	1,1	4,0	1,3
Shareholders' equity per share, SEK	0,15	0,21	0,20
Shareholders' equity, SEK, after dilution	0,15	0,21	0,20

CHANGE IN EQUITY

	Half year	Half year	Full year
Amounts in SEK M	**2006**	**2005**	**2005**
Equity at start of period	**152,1**	**92,9**	**92,9**
New share issue	0,0	91,1	91,1
Translation difference	-2,6	0,9	-0,1
Shareholder contribution, minority	0,4	0,5	4,6
Change in minority interest	-1,5	-	-
Net result for the period	-37,1	-22,6	-36,4
Equity at end of period	**111,3**	**162,8**	**152,1**
Attributable to:			
- Equity holders of the Parent Company	111,2	160,6	149,2
- Minority interest	0,1	2,2	2,9
Total	**111,3**	**162,8**	**152,1**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 2 2006	Q 2 2005	Half year 2006	Half year 2005	Full year 2005
Net result after financial items	-15,2	-9,0	-37,1	-22,5	-36,2
Adjustment for non-cash items	3,4	-0,7	5,6	0,6	0,8
Paid tax	-0,4	-	-0,4	-0,2	-0,2
Change in working capital	-2,4	4,0	5,7	19,4	-33,8
Cash flow from operating activities	**-14,6**	**-5,7**	**-26,2**	**-2,7**	**-69,4**
Cash flow from investing activities	**-11,3**	**-2,2**	**-12,8**	**-4,4**	**-4,4**
Cash flow from financing activities	**0,0**	**92,8**	**0,0**	**92,8**	**95,2**
Cash flow for the period	**-25,9**	**84,9**	**-39,0**	**85,7**	**21,4**
Cash and cash equivalents at start of period	**56,3**	**44,1**	**69,5**	**42,5**	**42,5**
Exchange rate difference in cash and cash equivalents	-1,4	1,8	-1,5	2,6	5,6
Cash and cash equivalents at end of period 1)	**29,0**	**130,8**	**29,0**	**130,8**	**69,5**
Unutilised bank overdraft facilities	2,8	2,9	2,8	2,9	2,9
Disposable funds at end of period	**31,8**	**133,7**	**31,8**	**133,7**	**72,4**
1) Whereof blocked accounts	1,1	4,0	1,1	4,0	1,3

KEY RATIOS, GROUP

Amounts in SEK M	Q 2 2006	Q 1 2006	Q 4 2005	Q 3 2005	Q 2 2005
Order entry	**29,6**	160,0	26,8	62,2	138,5
Order entry - moving 4 quarters	**278,6**	387,5	279,1	284,8	258,7
Net sales	**102,8**	67,5	123,2	99,3	52,7
Net sales - moving 4 quarters	**392,8**	342,7	325,8	266,4	242,2
Operating result	**-14,3**	-21,0	-7,2	-7,2	-14,7
Operating result - moving 4 quarters	**-49,7**	-50,1	-43,5	-46,6	-56,8
Result for the period	**-15,2**	-21,9	-6,1	-7,6	-9,2
Cash flow from operating activities	**-14,6**	-11,7	-21,6	-44,8	-5,7
Cash flow from op.activities - moving 4 quarters	**-92,7**	-83,8	-69,1	-51,7	-44,0
Number of employees, end of period	**73**	124	112	112	97
Equity ratio	**54%**	61%	67%	64%	63%


Order Entry, SEK M
400
350
300
250
200
150
100
50
0
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Quarter
Moving 4 quarters


Net Sales, SEK M
400
350
300
250
200
150
100
50
0
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Quarter
Moving 4 quarters


Operating Result SEK M
Q2 '05 Q3 '05 Q4 '05 Q1 '06 Q2 '06
0
-25
-50
-75
Quarter
Moving 4 quarters


Net Result, SEK M
25
0
-25
-50
-75
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Operating cash flow each Q
Moving 4 quarters
15
-10
-35
-60
-85
-110
Quarter
Moving 4 quarters


Number of Employees
140
120
100
80
60
40
20
0
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Partly owned companies
Pricer excl partly owned companies